UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sun Healthcare Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

866933401

(CUSIP Number)

Michael J. Foster

RFE Management Corp.

36 Grove Street

New Canaan, CT  06840

(203) 966-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, CT 06901

(203) 325-5000

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Investment Partners V, L.P. 06-1408380

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,958,583

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,958,583

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE VI SBIC, L.P. 06-1516774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,969,324

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,969,324

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates V, L.P. 06-1408390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,958,583

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,958,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates VI SBIC, LLC 06-1516773

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,969,324

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,969,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Investment Partners VI, L.P. 06-1516771

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,969,324

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,969,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Associates VI, LLC 06-1516769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,969,324

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,969,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RFE Management Corp. 22-2465998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,927,907

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,927,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,927,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael J. Foster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,927,907

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,927,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,927,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James A. Parsons

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,927,907

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,927,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,927,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 866933401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard C. Landis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO - Share exchange in connection with a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,927,907

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,927,907

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,927,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Sun Healthcare Group, Inc., a Delaware corporation (the “Company”).  This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by the Reporting Persons on December 13, 2005. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following: See Item 6 for a description of certain Rule 10b5-1 Plans adopted by each of RFE Investment Partners V and RFE VI SBIC.

Item 5.	Interest in Securities of the Issuer

The first sentence of Items 5(a) and (b) is hereby amended and restated in its entirety as follows:

(a) and (b)    The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 31,388,268 shares of Common Stock outstanding as of October 30, 2006, as reported by the Company in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Stockholders Agreement was entered into as of May 16, 2005 and amended on July 7, 2005 and on September 16, 2005 by the Company, RFE Investment Partners V, RFE VI SBIC, DFW Capital Partners, L.P., certain other stockholders of PMC, and James A. Parsons, acting as Stockholders’ Agent.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of May 16, 2005 and amended on July 7, 2005, by the Company, RFE Investment Partners V, RFE VI SBIC, DFW Capital Partners, L.P., certain other stockholders of PMC and James A. Parsons, acting as Stockholders’ Agent.  Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

The Escrow Agreement was entered into as of December 9, 2005 by the Company, James A. Parsons, acting as Stockholder Agent, and U.S. Trust Company of California, acting as Escrow Agent.  Certain terms of the Escrow Agreement are described in Item 3 above.

On December 8, 2006, each of RFE Investment Partners V and RFE VI SBIC entered into a Rule 10b5-1 Plan (each, a “Rule 10b5-1 Plan”), in the form filed as Exhibit E to this Amendment No. 1,

relating to the proposed sale of shares of Common Stock by Jefferies & Company, Inc. (the “Broker”).  Each such Rule 10b5-1 Plan provides that the Broker may sell up to 600,000 shares of Common Stock per calendar quarter (subject to reduction in order to comply with the volume limitations contained in the Registration Rights Agreement), at prices specified in each Rule 10b5-1 Plan.  The maximum number of shares proposed to be sold under each such Rule 10b5-1 Plan is 2,531,435 shares (for each of RFE Investment Partners V and RFE VI SBIC).  The term of each Rule 10b5-1 Plan commences no earlier than 30 days after the date of the final prospectus filed with respect to the Company’s proposed public offering of Common Stock, and continues until the earliest of the earliest to occur of (i) the date on which the Broker is required to suspend or terminate sales under the Rule 10b5-1 Plan, (ii) the date on which the Broker receives notice of the dissolution of the selling stockholder, (iii) the date on which the Company or any other person publicly announces a tender or exchange offer with respect to the Common Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Company as a result of which the Common Stock is to be exchanged or converted into shares of another company, (iv) the date on which the Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the selling stockholder’s bankruptcy or insolvency, and (v) the date that the aggregate number of shares of Common Stock sold pursuant to the Rule 10b5-1 Plan reaches 2,531,435 shares, unless, in each case, earlier terminated in accordance with the terms thereof.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit A                Agreement of Reporting Persons, dated December 9, 2005, among the Reporting Persons (previously filed).

Exhibit B                Power of Attorney (previously filed).

Exhibit C                Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit D                Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit E                 Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2006

Entities:

RFE Investment Partners V, L.P.
RFE VI SBIC, L.P.
RFE Associates V, L.P.
RFE Associates VI SBIC, LLC
RFE Investment Partners VI, L.P.
RFE Associates VI, LLC
RFE Management Corp.

	By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Michael J. Foster
James A. Parsons
Howard C. Landis

	By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated December 13, 2005, among the Reporting Persons (previously filed).

EXHIBIT B	Power of Attorney (previously filed).

EXHIBIT C

Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

EXHIBIT D

Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference)

EXHIBIT E

Form of Rule 10b5-1 Plan between each of RFE Investment Partners V and RFE VI SBIC and Jefferies & Company, Inc. (Exhibits thereto to be furnished to the Securities and Exchange Commission upon request).